
02003366

BD 3/5

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NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49297


SEC MAIL
PROCESSING
RECEIVED
MAR 0 1 2002
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quaker Capital Markets Group Inc ~~LEIGHTON McGILL GROUP, INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 COMPUTER AVE I-27
(No. and Street)

WILLOW GROVE (City) PA (State) 19090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN + HAUKE, LLC
(Name — *if individual, state last, first, middle name*)

63 WALL STREET (Address) NEW YORK (City) NY (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/27

OATH OR AFFIRMATION

I, Donald P. McGill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leighton McGill Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public

Notarial Seal
Gillian L. Thomas, Notary Public
Upper Moreland Twp., Montgomery County
My Commission Expires Jan. 7, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIGHTON MCGILL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001

LEIGHTON MCGILL GROUP, INC.

TABLE OF CONTENTS



Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

Independent Certified Public Accountants' Report

To the Board of Directors and Stockholders of
Leighton McGill Group, Inc.

We have audited the accompanying balance sheet of Leighton McGill Group, Inc. at December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leighton McGill Group, Inc. at December 31, 2001, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2002

Van Buren + Hauke, LLC

LEIGHTON MCGILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Deposits with clearing organization	$ 25,000
Accounts receivable	2,326
Office equipment (net of $10,489 in accumulated depreciation)	2,248
Other assets	33,100
Total Assets	$ 62,674

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 5,598
Demand officer loan (no interest)	11,500
Total Liabilities	17,098
Stockholder's Equity:	
Common stock, 2,000 shares authorized, no par value; 1,500 shares issued and outstanding	1,500
Additional paid-in capital	40,285
Retained earnings	3,791
Stockholder's Equity	45,576
Total Liabilities and Stockholder's Equity	$ 62,674

See accompanying notes.

LEIGHTON MCGILL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Fees	$ 55,915
Interest income	1,101
	57,016
Costs and Expenses:	
Commissions	3,100
Clearing Costs	15,349
Telephone	5,488
Rent	18,200
Regulatory fees and expenses	3,060
Professional fees	1,500
Office supplies and expense	3,442
Insurance	4,044
Depreciation	698
Amortization	169
Other	2,018
Total Costs and Expenses	57,068
NET (LOSS)	$ (52)

See accompanying notes.

LEIGHTON MCGILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Beginning balance, December 31, 2000	$ 1,500	$ 40,060	$ 3,843
2001 net (loss)	-	225	(52)
Balance, at December 2001	$ 1,500	$ 40,285	$ 3,791

See accompanying notes.

LEIGHTON MCGILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net (loss)	$ (52)
Adjustment to reconcile net (loss) to	
net cash provided by operating activities:	
Depreciation and amortization	867
(Increase) in accounts receivable	(207)
Decrease in accounts payable and accrued expenses	(2,908)
Net Cash Used In Operating Activities	(2,300)
Cash Flows From Investing Activities:	
Net Cash (Used) In Investing Activities	--
Cash Flows From Financing Activities:	225
Additional Paid in Capital	1,500
Demand officer loan	
Net Cash Provided By Financing Activities	1,725
Net Decrease In Cash	(575)
Cash at beginning of period	575
Cash at end of year	$ --

See accompanying notes.

LEIGHTON MCGILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Leighton McGill Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996 and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions and limited investment banking activities.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Correspondent Services (RBC), all securities transactions of the Company are cleared through RBC, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Proprietary security transactions are recorded on trade date. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date.

Revenues
Commissions realized on agency transactions are recorded on a trade date basis.

Office Equipment
Office equipment is stated at cost and is being depreciated on the straight-line basis over its estimated useful life of 5 years.

LEIGHTON MCGILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Organization Costs
Organization costs which include fees and expenses associated with organizing Company, are being amortized over 60 months on a straight-line basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2001, the Company had net capital of $10,228, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 167.

4. CONTINGENT LIABILITY

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

SUPPLEMENTARY INFORMATION

LEIGHTON MCGILL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Total ownership equity		$ 45,576
Deductions and/or charges:		
Non-allowable assets:		
Office equipment	$ 2,248	
Organization costs	33,100	35,348
Net capital before haircuts on securities positions		10,228
Haircuts on securities positions		-
Net Capital		$ 10,228
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 5,598
Demand officer loan		11,500
		$ 17,098
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital at 1000%		$ 8,518

Ratio: The ratio of aggregate indebtedness to net capital is 167.

The above computation does not differ materially from the December 31, 2001 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Leighton McGill Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Leighton McGill Group, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of Leighton McGill Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 18, 2002

